PURCHASE AGREEMENT

The RBB Fund, Inc., a Maryland corporation (the “Company”), and Summit Global Investments, LLC, a Utah limited liability company (“SGI”), intending to be legally bound, hereby agree with each other as follows:

1. The Company hereby offers SGI and SGI hereby purchases one (1) share each (each, a “Share” and collectively, the “Shares”) of the SGI Enhanced Global Income ETF (par value $.001 per Share) and SGI Enhanced Core ETF (par value $.001 per Share) (each a “Fund”) at price per Share equivalent to the net asset value per Share of each respective Fund as determined on February 23, 2024.

2. The Company hereby acknowledges receipt from SGI of funds in the amount of $50 in full payment for the Shares.

3. SGI represents and warrants to the Company that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of February 23, 2024.

THE RBB FUND, INC.

By: /s/ Steven Plump
Name: Steven Plump
Title: President

SUMMIT GLOBAL INVESTMENTS, LLC

By: /s/ Bryce Sutton
Name: Bryce Sutton
Title: Managing Partner